EXHIBIT 99.1

Early Warning Report Issued Pursuant to National Instrument 62-103 in Connection with the Conversion of Convertible Debentures of NXT Energy Solutions Inc.

CALGARY, AB / ACCESS Newswire / June 27, 2025 / MCAPM, LP ("MCAPM") and Michael P. Mork (collectively, "Mork Capital") announced today that they have filed an early warning report (the "Early Warning Report") under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the exercise of their respective rights to convert (1) an aggregate of USD$1,000,000 principal amount of convertible debentures dated November 8, 2023, (the "November Debentures"), (2) an aggregate of USD$375,000 principal amount of debentures dated January 11, 2024 (the "January Debentures"), and (3) an aggregate of USD$2,000,000 principal amount of convertible debentures dated May 31, 2024 (the "2024 Debentures" and together with the November Debentures and the January Debentures, the "Convertible Debentures") into Common Shares of NXT (the "Conversion").

In connection with the Conversion, NXT issued an aggregate of 15,605,088 Common Shares to Mork Capital effective as of June 26, 2025. Immediately prior to the Conversion, Mork Capital owned, or exercised control or direction over, 14,921,233 Common Shares (or approximately 16.0% of the issued outstanding Common Shares on a non-diluted basis) and an aggregate of USD$3,375,000 principal amount of Convertible Debentures. After giving effect to the Conversion, Mork Capital owns, or exercises control or direction over, 30,526,321 Common Shares, representing approximately 28.0% of the issued and outstanding Common Shares of NXT.

A copy of the Early Warning Report will be available under NXT's profile at www.sedarplus.com or may be obtained by contacting Mork Capital at (707) 431-1057.

The head office address of NXT is 302 3320 17th Avenue SW Calgary, Alberta, Canada T3E 0B4. The head office of MCAPM is 132 Mill Street, #204, Healdsburg California, 95448.

Mork Capital is acquiring the Common Shares for investment purposes. Mork Capital may, from time to time, acquire additional Common Shares or other securities of NXT or dispose of some or all of the Common Shares or other securities of NXT that it owns at such time. Other than as set forth above, Mork Capital currently has no other plans or intentions that relate to or would result in any of the actions listed above, but depending on market conditions, general economic and industry conditions, trading prices of NXT's securities, NXT's business, financial condition and prospects and/or other relevant factors, Mork Capital may develop such plans or intentions in the future.

Forward-Looking Statements

The information in this news release has been prepared as at June 27, 2025. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian securities laws. These statements can be identified by the use of words such as "expected", "may", "will" or similar terms. Forward-looking statements in this news release include statements relating to Mork Capital's future plans regarding NXT.

SOURCE: NXT Energy Solutions, Inc.